

July 10, 2014

Via E-Mail
Yan Tang
Chief Executive Officer
Momo Technology Company Limited
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Momo Technology Company Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted June 13, 2014**
> **CIK No. 0001610601**

Dear Mr. Tang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   As soon as practicable, please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

4.   You have not provided any of the key exhibits with your Form F-1. Please note that we will need sufficient time to review these exhibits and, once filed, may issue additional comments.

Prospectus Summary, page 1

5.   We note the risk factor at the bottom of page 36. Please disclose in your "Prospectus Summary" that a small number of your significant shareholders will be able to exert significant influence or control over your operations and include the amount owned by these shareholders.

Our Business, page 1

6.   We note you identify several metrics, including registered users, to show growth in your user base. Please similarly disclose your paying members with the same prominence. In addition, tell us your consideration of providing the growth in your paying members as a graph similar to your disclosures on pages 10 and 59.

7.   Please provide support for your claims that "Momo is a revolutionary mobile-based social networking platform" and "one of China's leading mobile social networking platforms."   Also provide support for:
    •   Your belief on page 84 that you "are a pioneer in the location-based mobile social networking market in China"; and
    •   Your statement on page 86 that your location-based services and technologies are unique.

8.   Please balance your disclosure in the first full sentence on page 2 to indicate that over 89% of your revenues for the fiscal year ended December 31, 2013 are from membership subscriptions.

Our Industry, page 2

9.   Regarding the industry data and other research you cite in your prospectus by eMarketer and Analysys, please provide us with supplemental copies of the source of information that you

cite and from which the data in the prospectus is extracted. In addition, tell us whether the eMarketer report was prepared for your company or for the offering.

Corporate History and Structure, page 3

10.   Please briefly disclose the reason for conducting your operations through contractual arrangements rather than direct ownership of your subsidiaries, as you explain on page 52.

Conventions that Apply to this Prospectus, page 5

11.   Regarding the disclosure in this section, please note that your document should conform to the plain English principles in Securities Act Rule 421. In this regard, you should avoid reliance on a glossary unless the terms are unclear from the context or you cannot explain them where you first use them. Please revise accordingly.

Risk Factors

Our leased property interests…, page 33

12.   Please tell us what consideration you gave to filing the lease agreements you refer to in this risk factor.

Use of Proceeds, page 44

13.   You state in the second paragraph that the net proceeds will be for general corporate purposes, which may include "research and development, sales and marketing activities, technology infrastructure, capital expenditures and other general and administrative matters." Please disclose, to the extent known, the approximate amount of the proceeds you intended to use for each of these purposes. Refer to Item 4.a of Form F-1 and Item 3.C.1 of Form 20-F.

Dividend Policy, page 45

14.   Please clarify the basis for your special dividend given your disclosure in the immediately preceding paragraph that you may only pay dividends out of profits or share premium.

Corporate History and Structure, page 52

15.   Your disclosure indicates that you recently formed a Delaware subsidiary. Tell us your consideration of including this subsidiary in your diagram of your corporate structure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 58

16.   You disclose in the first full risk factor on page 20 that your metrics are calculated using internal company data that has not been independently verified. Please disclose the reason for not independently verifying the data used to calculate your metrics and describe the steps taken, if any, to determine that the internal data is reliable. Also provide a cross-reference to the risk factor on page 20.

Comparison of the Years Ended December 31, 2012 and 2013

Cost of revenues, page 62

17.   Please tell us your consideration of breaking out cost of revenues similarly to your break out of net revenues.

Liquidity and Capital Resources, page 65

18.   We note your disclosure on page 66 which discusses the PRC government control of currency conversion. Revise to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

19.   We note your disclosure on page F-38 regarding the required contributions for various government-mandated welfare benefits for your PRC employees. Please revise to describe the contributions and disclose whether you expect such contributions to increase in the future, such as due to expanded workforce and/or increased wages. Please refer to Items 5.B and D of Form 20-F, codified FRC 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

Taxation

PRC, page 64

20.   We note your risk factor disclosure on page 24 regarding the potential for transfer pricing and other taxation adjustments imposed by PRC tax authorities that could increase tax liabilities. Please revise to describe the risks and uncertainties and potential impact on your results and financial condition. Please refer to Items 5.D of Form 20-F, codified FRC 501.02, Section III.B of SEC Release No. 33-6835 and Section III.A of SEC Release No. 33-8350 for further guidance.

Critical Accounting Policies and Estimates

Revenue recognition, page 69

21.   Your disclosure on page 70 indicates that revenues related to paid emoticons are recognized ratably over the estimated usage life of the emoticon (i.e. 180 days). Further, we note your disclosure on page 83 that you began generating revenues from paid emoticons in the second half of 2013. Given this short period, expand your revenue recognition policy to explain how you determined the estimated usage life of the emoticon to be 180 days.

Fair value of our ordinary shares, page 72

22.   We note your disclosure that you are a private company with no quoted market prices for your ordinary shares and as a result, you need to estimate the fair value of your ordinary shares at various dates. Please revise your disclosure to explain that these estimates will not be necessary to determine the fair value of your ordinary shares once the shares begin trading.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk, page 77

23.   We note that you have provided foreign exchange risk quantitative information only with regard to the net proceeds that you expect to receive in this offering, even though your revenues and costs are mostly denominated in RMB. Please advise or revise to disclose quantitative information with regard to your operating results.

Business, page 83

24.   You disclose on page 64 that your business has been historically seasonal. Please include in this section a discussion of the seasonality of your business. Refer to Item 4.B.3. of Form 20-F.

Overview, page 83

25.   Please disclose why you believe that your user base creates a high barrier to entry.

Our Strategies

Expand our user community, page 85

26.   According to the first full risk factor on page 13, your growth depends on converting existing users into members and paying users. Please describe how you intend to execute this part of your growth strategy.

Membership Subscription, page 93

27.   Clarify your disclosure to indicate how your members pay for their membership subscriptions.

Regulation, page 98

28.   Please ensure that you make clear how the various regulations discussed apply to your business. For example, make clear the category of your wholly foreign-owned enterprise under the Industry Catalog Relating to Foreign Investment.

Regulations Relating to Foreign Investment in Value-Added Telecommunications, page 98

29.   You disclose in the last sentence that you have not obtained approval for the operation of BBS services. Likewise, according to your disclosure on page 100, you have not completed the filing with the Ministry of Culture for two of your four online games. Please tell us the consequences to your business of not obtaining these approvals and what consideration you gave to expanding your disclosure or including relevant risk factors.

Regulations on Internet and Cultural Products, page 99

30.   Please disclose, if true, that you do not currently have an Internet Publishing License and the status of the application. In this regard, we note your risk factor at the bottom of page 27.

Principal [and Selling] Shareholders, page 118

31.   In footnotes (13) – (15), (17), and (18) on page 120, please disclose the names of the natural persons that share voting and dispositive power over the shares in the table.

32.   In footnote (8) you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule

13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Related Party Transactions

Shareholders Agreement, page 121

33.   You disclose in the second paragraph that Mr. Tang "will have five votes for each matter submitted to the board." Please clarify if this arrangement will remain in effect after the IPO and, if so, what consideration you gave to including a risk factor highlighting its effects on your corporate governance generally and the outcome of matters submitted to the board for approval.

Voting Rights, page 136

34.   Please reconcile the following:
- Your statements that the depositary will "only vote or attempt to vote as you instruct" and "not itself exercise any voting discretion" with the risk factor "[t]he depositary for our ADSs will give us a discretionary proxy, page 41"; and
- Your reference to five business days for notice of meetings with your reference to seven days under "Voting Rights, page 123."

Shares Eligible for Future Sales, page 144

35.   Please provide a succinct discussion of the exemption available under Regulation S.

Rule 144, page 144

36.   Please disclose the number of shares that will be available for sale under Rule 144 upon expiration of the lock-up agreements by affiliates and non-affiliates subject to the volume and manner of sale limitation.

Taxation, page 146

37.   We note that you do not identify the disclosure as the opinion of your counsel from the respective jurisdictions. Please advise or revise.

Underwriting, page 154

38.   We note the statement on page 154 that the representatives of the underwriters may release the securities subject to the lock-up agreements at any time with or without notice. To the extent any lock-up agreement relates to shares held by your officers or directors, please explain how the above statement is consistent with the requirements of FINRA Rule 5131(d)(2). Additionally, please disclose whether there are any agreements,

understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so, or if this constitutes a material risk, provide appropriate risk factor disclosure regarding the discretionary power to release the securities subject to the lock-up agreements.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

Risk in relation to the VIE structure, page F-13

39.   We note the summary financial information of Beijing Momo IT presented on page F-14. Please revise to disaggregate the financial information to present individual assets and liabilities of the VIE. In addition, please revise your disclosure to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

40.   We note your risk factor disclosure on page 24 that you may lose the ability to use assets held by the affiliated PRC entities that are important to the operation of your business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding. Please revise to describe this risk and uncertainty related to your VIE structure. Refer to ASC 810-10-50-2AA.

Note 2. Significant Accounting Policies

Deferred revenue, page F-18

41.   Please tell us your consideration of breaking out your deferred revenue balance among your three revenue streams.

Net loss per share, page F-35

42.   Please explain why you are presenting net income per preferred share in the table when you are presenting a net loss for each year end.

Note 14. Commitments, page F-37

43.   Please tell us your consideration of disclosing whether there are any contingencies. Refer to FASB ASC 450.

Recent sales of unregistered securities, page II-1

44.   Please expand your disclosures to identify which Securities Act exemptions correspond to each transaction and the facts relied upon to make the cited exemptions available. For transactions for which you are claiming an exemption under Section 4(2) of the Securities Act, disclose the number of unaccredited investors in each transaction. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                        Sincerely,

                                                        /s/ Matthew Crispino

                                                        Matthew Crispino
                                                        Staff Attorney

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP